Exhibit 23.5

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of SMX (Security Matters) Public Limited Company on Form F-1 of our report dated April 13, 2022, which includes an explanatory paragraph as to Lionheart III Corp.’s ability to continue as going concern, with respect to our audit of the financial statements of Lionheart III Corp. as of December 31, 2021 and for the period from January 14, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on May 11, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

June 7, 2023